BAYTEX ANNOUNCES SALE OF VIKING ASSETS AT FORGAN AND PLATO

CALGARY, ALBERTA (November 27, 2023) - Baytex Energy Corp. ("Baytex") (TSX: BTE) (NYSE: BTE)  today announced that it has entered into a definitive agreement to sell certain of its Viking assets located at Forgan and Plato in southwest Saskatchewan, effective October 1, 2023, for $153.8 million.

The disposition is expected to close prior to year-end with net proceeds from the sale to be applied against outstanding bank indebtedness. Production from the assets is approximately 4,000 boe/d (100% light and medium crude oil).

Scotiabank acted as financial advisor to Baytex with respect to the transaction.

Advisory Regarding Forward-Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking information in this news release is identified by words such as "expected" or similar expressions and includes suggestions of future outcomes, events or performance.  The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: that closing is expected to occur prior to year-end and that the net proceeds will be applied against outstanding bank indebtedness. Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Baytex and others that apply to the industry generally. These risks relating to Baytex include, but are not limited to, the satisfaction of all conditions to the completion of the transaction.

The forward-looking statements contained in this press release are made as of the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by applicable law. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Baytex Energy Corp.

Baytex Energy Corp. is an energy company with headquarters based in Calgary, Alberta and offices in Houston, Texas. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Baytex's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Investor Relations

Toll Free Number:  1-800-524-5521

Email: investor@baytexenergy.com